UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-56646

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III (Items 10-14) of Form 10-K

PART I — REGISTRANT INFORMATION

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

Full Name of Registrant

N/A

Former Name if Applicable

7303 30th Street S.E.

Address of Principal Executive Office (Street and Number)

Calgary, Alberta T2C 1N6

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DIRTT Environmental Solutions Ltd. (the “Company” or “DIRTT”) is filing this Notification of Late Filing on Form 12b-25 with respect to Part III of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”). As indicated in the Form 10-K, filed on February 26, 2025, the Company planned to file such Part III information in its definitive proxy statement filing pursuant to General Instruction G(3) of Form 10-K. However, due to a change in the date of its 2025 annual and special meeting of shareholders, the Company determined that it would be unable to file such Part III information in a definitive proxy statement within 120 days of the end of its fiscal year. The Company therefore determined to file an Amendment No. 1 to the Form 10-K (the “Amendment”) to include the Part III information, but late on the due date of the Amendment, some internal queries arose on the requirements of the Amendment as part of the review process. The Company has historically not filed an Amendment to the Form 10-K. The Company plans to file the Amendment as soon as reasonably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Benjamin Urban	403	723-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒  No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIRTT Environmental Solutions Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2025

	By:	/s/ Benjamin Urban
	Name:	Benjamin Urban
	Title:	Chief Executive Officer